SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULES 13d-1 (b), (c), and (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2 (b)

                               (Amendment No. 2)*

                          Infonet Services Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45666T 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 8, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      [X] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45666 T 10 6
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Telstra Corporation Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Australia
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       - 0 -
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          24,852,618(1)(2)
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             24,852,618(1)(2)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       - 0 -
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    24,852,618(1)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not Applicable
                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.3% economic interest and 12.9% voting interest, both calculated on the basis of Class A and Class B shares combined.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

(1) Includes Class A Common Stock which may, at the option of the Reporting Person, be converted into Class B Common Stock on a 1-for-1 basis.

(2) This statement is filed by Telstra Corporation Limited ("Telstra") to reflect its entry into a Stockholder Agreement dated November 8, 2004 with British Telecommunications plc ("BT") pursuant to which Telstra has appointed designees of BT as proxies to vote the Infonet shares beneficially owned by Telstra in favor of BT's proposed acquisition of Infonet, subject to certain limitations, as set forth in the Stockholder Agreement.

Item 1(a)   Name of Issuer:

            Infonet Services Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            2160 East Grand Avenue, El Segundo, California 90245

Item 2(a)   Name of Persons Filing:

            Telstra Corporation Limited.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            Telstra Corporation Limited
            Level 41, 242 Exhibition Street
            Melbourne, Victoria 3000
            Attention: Company Secretary

Item 2(c)   Citizenship:

            Australia

Item 2(d)   Title of Class of Securities:

             Class A Common stock, $0.01 par value

Item 2(e)   CUSIP Number:

             45666T 10 6

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)        [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

        (j)        [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

          NOT APPLICABLE. THIS SCHEDULE IS FILED PURSUANT TO 13d-1(d).

Item 4.   Ownership.

        (a)  Amount beneficially owned:  24,852,618

        (b) Percent of class: 5.3% economic interest and 12.9% voting interest. The percentages used herein and in the rest of Item 4 are calculated based upon total shares (Classes A and B combined) of 468,789,207 issued and outstanding as of February 4, 2005.

        (c)  Number of shares as to which the person has:

              (i)  Sole power to vote or to direct the vote:  -0-

              (ii) Shared power to vote or to direct the vote:  24,852,618

              (iii)Sole power to dispose or to direct the disposition of:
                                                                      24,852,618

              (iv) Shared power to dispose or to direct the disposition of:  -0-

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not Applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2005               TELSTRA CORPORATION LIMITED


                                        By:  /s/ David M. Pitt
                                           -------------------------------------
                                           Name:  DAVID M. PITT
                                           Title: Group General Manager -
                                                  Corporate Development